UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                                 INCONTROL, INC.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    45336L103
                                 (CUSIP Number)

                              Ronald A. Matricaria
                      President and Chief Executive Officer
                             St. Jude Medical, Inc.
                               One Lillehei Plaza
                            St. Paul, Minnesota 55117
                            Telephone: (612) 483-2000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

Kevin T. O'Malley, Esq.                             Martin R. Rosenbaum, Esq.
St. Jude Medical, Inc.                              Lindquist & Vennum P.L.L.P.
One Lillehei Plaza                                  4200 IDS Center
St. Paul, Minnesota 55117                           Minneapolis, Minnesota 55402
Telephone: (612) 483-2000                           (612) 371-3278

                                  June 20, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.[ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------
CUSIP No.       45336L103
--------------------------------------------------------------------------------

(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                  ST. JUDE MEDICAL, INC.
                  41-1276891

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)   [ ]
         (See Instructions)

                                                                      (b)   [ ]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS (See instructions)                           N/A

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]


(6)      CITIZENSHIP OR PLACE OF ORGANIZATION                         MINNESOTA



  NUMBER OF                         (7)      SOLE VOTING POWER          650,000
   SHARES
BENEFICIALLY                        (8)      SHARED VOTING POWER              0
  OWNED BY
    EACH                            (9)      SOLE DISPOSITIVE POWER     650,000
  REPORTING
   PERSON                          (10)      SHARED DISPOSITIVE POWER         0
    WITH

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON                                               650,000



(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (See instructions                          [ ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 3.8%


(14)     TYPE OF REPORTING PERSON (See instructions)                         CO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

         The class of equity securities to which this Amendment No. 1 to
Schedule 13D relates is the Common Stock, par value $.01 per share (the "Common Stock"), of InControl, Inc. (the "Company"). The address of the principal executive office of the Company is 6675 185th Avenue N.E., Redmond, Washington 98052.

Item 2.  Identity and Background.

         This statement is being filed by St. Jude Medical, Inc., a corporation organized under the laws of the State of Minnesota ("St. Jude"). St. Jude has its principal office at One Lillehei Plaza, St. Paul, Minnesota 55117. St. Jude's principal business is developing, manufacturing and distributing medical devices for the cardiovascular market.

         The directors and executive officers of St. Jude are set forth on
Schedule I, attached hereto. Schedule I sets forth the following information with respect to each such person:

         (i)      name;

         (ii)     business address (or residence address where indicated);

         (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

         (iv)     citizenship.

         During the last five years, neither St. Jude nor any person named in
Schedule I attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Except as disclosed on Schedule I, none of the persons listed on
Schedule I own any shares of Common Stock of the Issuer.

Item 3.  Source and Amount of Funds or Other Consideration.

         On September 15, 1994, the Issuer completed a public offering of 2,700,000 shares of its Common Stock in an underwritten offering through Invemed Associates, Inc. On October 5, 1994, the Issuer announced that Invemed Associates, Inc. had exercised a portion of its overallotment option and acquired an additional 257,200 shares of Common Stock. The shares were sold to the public at a price of $11.00 per share.

         In the offering, St. Jude acquired 370,000 shares of the Issuer's Common Stock for an aggregate purchase price of $4,070,000. The funds for the purchase of the Common Stock came from the working capital of St. Jude.

Item 4.  Purpose of Transaction.

         The following description of the purpose of the transaction was provided in the original Schedule 13D filed by St. Jude on November 8, 1994 and is provided herein pursuant to Rule 13d- 2(c). This description remains accurate, provided that St. Jude has made the sale described in Item 5.

         On August 17, 1993, St. Jude acquired 1,526,717 shares of Series E Preferred Stock of the Issuer in a private transaction pursuant to a Series E Preferred Stock Purchase Agreement dated as of that date. Under the terms of the Series E Preferred Stock Purchase Agreement, the Issuer sold an additional 1,710,683 shares to other investors. Each share of Series E Preferred Stock was convertible into one share of Common Stock.

         On June 29, 1994, the Issuer effected a three-for-four reverse stock split which resulted in the 1,526,717 shares of Series E Preferred Stock becoming converted into 1,145,037 shares of Series E Preferred Stock.

         Pursuant to the terms of the Series E Stock Purchase Agreement, upon the closing of the initial public offering of the Issuer, all the Series E Preferred Stock was automatically converted into the Common Stock of the Issuer. Accordingly, the shares of Series E Preferred Stock held by St.
Jude converted into 1,145,037 shares of Common Stock.

         Immediately prior to the initial public offering, St. Jude's beneficial ownership of 1,145,037 shares of Common Stock on an "as converted" basis was equal to 12.4% of the beneficial ownership of the Issuer. If St. Jude had not acquired additional shares of Common Stock, its percentage ownership of Common Stock would have decreased to approximately 9.6%. St. Jude acquired 370,000 additional shares of Common Stock in the offering to maintain its equity ownership of the Issuer at a level approximately equal to the level it had prior to the offering.

         St. Jude originally acquired the Series E Preferred Stock of the Issuer as an investment. In addition, as noted above, St. Jude acquired the additional shares of Common Stock in the offering in order to maintain its ownership of the Company at a pro rata level equal to its ownership prior to the initial public offering.

         In addition, St. Jude from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based upon such review, St. Jude will take such actions in the future as St. Jude may deem appropriate in light of the circumstances existing from time to time. If St. Jude believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, it may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, St. Jude may determine to dispose of some or all of the Common Stock currently owned by St. Jude or otherwise acquired by St. Jude, either in the open market or in privately negotiated transactions.

         Except as set forth in this Item 4 and in Item 6 below, St. Jude has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the Issuer's capitalization or dividend policy; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer's securities to be deregistered or delisted; (i) a class of equity securities of the Issuer becoming eligible for termination of registration; or (j) any action similar to any of those enumerated above.

         In connection with the initial public offering of the Issuer, St. Jude, together with a number of holders of the Issuer's Common Stock that had acquired stock in connection with private placements, agreed that they would not, without the prior written consent of Invemed Associates, Inc., sell or otherwise dispose of any shares of the Issuer's Common Stock for a period of two years from September 9, 1994, the effective date of the offering. This undertaking on behalf of St. Jude does not, however, apply to the 370,000 shares that St. Jude acquired in connection with the public offering.

Item 5.  Interest in Securities of the Issuer.

         As a result of its purchase of the Common Stock and the conversion of its Series E Preferred Stock into Common Stock reported by St. Jude in the original filing of this Schedule 13D, St. Jude became the beneficial owner of 1,515,037 shares of Common Stock of the Issuer. According to its Prospectus dated September 9, 1994, the Issuer had 11,909,217 shares of Common Stock outstanding, after giving effect to the offering. On October 5, 1994, after exercise of the over allotment option of the 257,200 additional shares, the total shares outstanding were 12,166,417. The 1,515,037 shares beneficially owned by St. Jude at the time of the original filing of this Schedule 13D represented approximately 12.5% of the outstanding shares of Common Stock of the Issuer.

         The purpose of this amendment is to report the sale by St. Jude of 865,037 shares of Common Stock of the Issuer. As a result of the sale, the remaining 650,000 shares beneficially owned by St. Jude represent approximately 3.8% of the currently outstanding shares of Common Stock of the Issuer. St. Jude has sole voting and dispositive power with respect to all the shares of Common Stock of the Issuer owned by it.

         Except as described herein and in Item 6, neither St. Jude nor any other person referred to in Schedule I attached hereto has acquired or disposed of any shares of Common Stock during the past sixty days. St. Jude disclaims any beneficial ownership in any securities of the Issuer held by any person listed in Schedule I. Attached hereto as Schedule II is a summary of transactions by St. Jude reflecting sales of Common Stock of the Issuer in 1996 and 1997. These sales reflecting the resulting decrease in beneficial ownership of the Issuer's Common Stock by St. Jude to 650,000 shares or 3.8% of the currently outstanding shares of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         In connection with the execution of the Series E Preferred Stock Purchase Agreement dated August 17, 1993, and a Restated Stockholder Rights Agreement dated August 17, 1993, St. Jude, together with certain other shareholders of the Issuer, has certain demand and piggyback registration rights with respect to the Common Stock that was issued upon conversion of the Series E Preferred Stock. As noted above, however, in connection with the initial public offering of the Issuer, St. Jude, together with certain other shareholders of the Issuer agreed that for a period of two years it would not sell any shares of the Company's Common Stock except with the consent of Invemed Associates, Inc.

         In addition, in connection with the public offering, the President and CEO of St. Jude, Ronald A. Matricaria, agreed to become a director of the Issuer. Mr. Matricaria was elected to the Board of Directors of the Issuer on September 30, 1994. In connection with his election to the Board of Directors of the Issuer, as a non-employee director of the Issuer, Mr. Matricaria received an option to purchase 10,000 shares of the Issuer's Common Stock, which will become exercisable in three equal installments beginning one year from the date of the issuance. St. Jude disclaims any beneficial ownership in the options or shares of Common Stock held by Mr. Matricaria or any other officer or director of St. Jude.

         In addition, both the Issuer and St. Jude are engaged in the manufacture and sale of medical device products. St. Jude anticipates that opportunities may arise in the future under which St. Jude and the Issuer will enter into one or more agreements with respect to development, manufacture or distribution of medical device products. Although the companies have discussed such possible arrangements in the past, there are currently no such agreements in place at the present time.

Item 7.  Exhibits

         The following exhibits are incorporated herein by reference to and are included in the original filing of this Schedule 13D:

         Exhibit 1 Series E Preferred Stock Purchase Agreement dated August 17, 1993.

         Exhibit 2         Restated Stockholder Rights Agreement.

         Exhibit 3 Lockup Letter dated September 7, 1994 from St. Jude Medical, Inc. to Invemed Associates, Inc.

         Exhibit 4         Letter Agreement dated September 7, 1994, between St.
                           Jude Medical, Inc. and Invemed Associates, Inc. with respect to Registration Rights.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   ST. JUDE MEDICAL, INC.


Date: September 3, 1997            By    /s/ Kevin T. O'Malley
                                      ------------------------
                                   Name:   Kevin T. O'Malley
                                   Title:     Vice President and General Counsel

                                   SCHEDULE I

         Directors and Executive Officers of St. Jude Medical, Inc.

         The name and position of each of the executive officers and members of the Board of Directors of St. Jude are set forth below. Except for William R. Miller, who is a citizen of the United Kingdom, each of these persons is a citizen of the United States.


                                               Position with
                                             St. Jude Medical,
                                             Inc. and Principal
         Name                                    Occupation                     Business Address
         ----                                ------------------                 ----------------

Executive Officers:

Ronald A. Matricaria                President, CEO and Director                 One Lillehei Plaza
                                                                                St. Paul, MN 55117

Patrick P. Fourteau                 President, Cardiac Rhythm                   15900 Valley View Court
                                    Management Division                         Sylmar, CA 91392-9211


Terry L. Shepherd                   President, St. Jude Medical Division        One Lillehei Plaza
                                    and International                           St. Paul, MN 55117

John P. Berdusco                    Vice President, Administration              One Lillehei Plaza
                                                                                St. Paul, MN 55117

Kevin T. O'Malley                   Vice President and                          One Lillehei Plaza
                                    General Counsel                             St. Paul, MN 55117

Robert E. Munzenrider               Vice President, Finance and                 One Lillehei Plaza
                                    Chief Financial Officer                     St. Paul, MN 55117

Peter L. Gove                       Vice President, Corporate Relations         One Lillehei Plaza
                                                                                St. Paul, MN 55117

Daniel J. Starks                    Chief Executive Officer                     14901 DeVeau Place
                                    Daig Corporation                            Minnetonka, MN 55345



                                               Position with
                                             St. Jude Medical,
                                             Inc. and Principal
         Name                                    Occupation                     Business Address
         ----                                ------------------                 ----------------

Directors:

Ronald A. Matricaria                Chairman of the Board, President            One Lillehei Plaza
                                    and Director                                St. Paul, MN 55117

Thomas H. Garrett III               Director; Business Consultant               540 Wentworth Avenue W.
                                                                                St. Paul, MN 55118

Kenneth G. Langone                  Director; Managing Director,                375 Park Avenue, Suite 2205
                                    Invemed Associates, Inc.                    New York, NY 10152

William R. Miller                   Director; Director of various               150 East 52nd Street, Floor 12
                                    companies                                   New York, NY 10022

Walter L.                           Director; President Aviex, Inc.             80 South Eighth Street
Sembrowich, Ph.D.                                                               Minneapolis, MN 55402

Roger G. Stoll, Ph.D.               Director; CEO and President,                110 Allen Road
                                    Ohmeda, Inc.                                P. O. Box 804
                                                                                Liberty Corner, NJ 07938-0804

Gail R. Wilensky, Ph.D.             Director; Senior Fellow,                    7500 Old Georgetown Road
                                    Project Hope                                Suite 600
                                                                                Bethesda, MD 20814

Paul J. Chiapparone                 Director; Executive Vice President,         5400 Legacy Drive
                                    Electronic Data Systems Corp.               Plano, TX 75024

Daniel J. Starks                    Director; CEO, Daig                         14901 DeVeau Place
                                    Corporation                                 Minnetonka, MN 55345

Walter F. Mondale                   Director; Partner,                          220 South 6th Street
                                    Dorsey & Whitney                            Minneapolis, MN 55402


                                   SCHEDULE I

                     Common Stock of the Issuer Beneficiary
         Name        Owned by Persons Listed on Schedule I
         --------------------------------------------------

Kenneth G. Langone (1)                      49,687 shares

Invemed Associates, Inc. (1)               125,752 shares
                                            40,821 warrants

------------------------------


(1) Mr. Langone is Managing Director of Invemed Associates, Inc., the underwriter in the Issuer's initial public offering in September 1994, and may be deemed to share voting and dispositive power with respect to the shares held by Invemed Associates, Inc.

                                   SCHEDULE II

                         Sales by St. Jude Medical, Inc.
                               of Common Stock of
                                 InControl, Inc.

         Date                     No. of Shares                     Price
         ----                     -------------                     -----

       11/12/96                       5,000                        $10.00

       02/07/97                       7,500                        $10.00

       03/07/97                      30,000                        $10.00

       03/10/97                      75,000                        $10.00

       06/05/97                      52,500                        $10.00

       06/19/97                      55,000                        $10.00

       06/19/97                      25,000                        $10.0625

       06/20/97                     265,037                        $10.00

       06/20/97                       7,500                        $10.125

       06/20/97                     110,000                        $10.25

       06/20/97                      40,000                        $10.50

       06/20/97                      10,000                        $10.25

       06/20/97                      10,000                        $10.50

       06/23/97                      20,000                        $10.125

       07/10/97                      21,200                        $10.00

       07/11/97                      40,000                        $10.00

       07/14/97                      10,000                        $10.00

       07/15/97                       5,000                        $10.00

       07/16/97                       5,000                        $10.00

       07/21/97                       5,000                        $10.00

       07/22/97                      25,000                        $10.00

       07/23/97                      10,000                        $10.00

       07/25/97                       5,000                        $10.00

       07/30/97                      15,000                        $10.00

       07/30/97                       5,000                        $10.0625

       07/31/97                       6,300                        $10.00
                                   --------

Total                               865,037

Remaining Shares Held:              650,000 (3.8%)